Exhibit 99.1

Earthstone Energy Announces Northern Midland Basin Asset
Acquisition for $950 Million and Preliminary
2019 Capital Expenditure Program and Operational Guidance

Midland Basin Footprint to Increase by 69% and Approximately Double Both Current Production
and Gross Operated Midland Basin Locations

The Woodlands, Texas, October 17, 2018 - Earthstone Energy, Inc. (NYSE: ESTE) (“Earthstone”) today announced that it has entered into an agreement (the “Agreement”) with Sabalo Holdings, LLC (“Sabalo Holdings”), whereby Earthstone will acquire all of Sabalo Holdings’ interests in Sabalo Energy, LLC (“Sabalo”) and Sabalo Energy, Inc., whose assets include both producing and non-producing oil and gas assets in the northern Midland Basin. In addition, on October 17, 2018, Sabalo entered into an agreement to acquire certain well-bore interests held by Shad Permian, LLC (“Shad”), which were part of a drilling joint venture between Sabalo and Shad. As a result of these agreements, Earthstone expects to acquire 20,800 net acres located in the Midland Basin and an estimated 488 gross operated horizontal drilling locations and 349 gross non-operated horizontal drilling locations for an aggregate purchase price of approximately $950 million (the “Sabalo Acquisition”) which consists of $650 million in cash and $300 million in stock at approximately $9.28 per share comprised of 32,315,695 shares of Earthstone Class B common stock and corresponding membership interests of Earthstone Energy Holdings, LLC. The purchase price is subject to certain customary adjustments, including an increase in the purchase price of approximately $26 million to account for approximately 1,330 acres acquired after the effective date of the Sabalo Acquisition (and included in the net acres mentioned herein). All purchase price adjustments will be paid in cash. Sabalo’s and Shad’s combined average estimated production for the month of September 2018 was approximately 11,200 Boe/d with approximately 83% being oil. Sabalo is a privately-held oil and gas company based in Corpus Christi, Texas and is a portfolio company of EnCap Investments L.P.

The Sabalo Acquisition represents a large, contiguous acreage position with a deep inventory of favorable economic drilling locations and significantly expands Earthstone’s footprint in the Midland Basin. The Sabalo Acquisition is expected to close in late 2018 or in the first quarter of 2019, subject to the satisfaction of customary closing conditions, including the approval of Earthstone’s stockholders as further outlined below.

Highlights of Sabalo’s asset base and operations include:

•	Highly contiguous acreage position comprised of 20,800 net acres (~85% operated) in the core of the northern Midland Basin, largely in Howard County, Texas

•	86% of acreage position is held-by-production (“HBP”)

•	Average of 90% working interest in operated units

•	Operating a two-rig drilling program, with its position significantly de-risked based on significant horizontal well control in the Lower Spraberry and Wolfcamp A formations

–	Middle Spraberry and Wolfcamp B have fewer horizontal well results but numerous vertical wells de-risk the formations as well

•	Estimated 488 gross operated and 349 gross non-operated high quality, largely de-risked horizontal drilling locations across four primary benches

–	Potential for additional upside from down-spacing and additional benches

•	Average operated lateral lengths of approximately 9,160 feet

•
EURs in Lower Spraberry and Wolfcamp A, normalized to 10,000 foot laterals, ranging from 850 MBoe to 1,080 MBoe (68% to 73% oil), with further upside potential from ongoing improvements in landing zones and completion designs

•	Extensive midstream transportation, water sourcing and salt water disposal assets in-place to facilitate accelerated development

•
Net production of ~11,200 Boe/d (83% oil) for the month of September 2018 predominantly from 29 gross operated (27 net) and 57 gross non-operated (6.2 net) horizontal Lower Spraberry and Wolfcamp A wells

•	Net operated oil production growth of over 300% over trailing twelve months on the acreage

•	Strip price PV-10 of proved reserves of ~$1,228 million (1)

•	Strip price proved reserves of ~91 million Boe (1)

Highlights of the combined Earthstone and Sabalo asset base and operations include:

•	Approximately 50,800 net Midland Basin acres (~81% operated), predominately located in Howard, Reagan, Upton and Midland Counties in Texas (increasing Earthstone’s position by 69%)

•	Three rigs operating in the Midland Basin with adequate infrastructure to enable additional rigs

•	Production is ~21,850 Boe/d (75% oil and 89% liquids) (2)

•	Proved reserve volumes of ~174 million Boe and PV-10 of $2,193 million (1)

•	Estimated 990 gross operated Midland Basin drilling locations (increasing Earthstone’s locations by 97%)

•	Average of 81% working interest in Midland Basin operated units

•	79% of Midland Basin operated acreage is HBP and highly de-risked for Wolfcamp and Spraberry formations

•	Borrowing Base of no less than $475 million, increased from $225 million

Robert J. Anderson, President of Earthstone, commented, “The Sabalo Acquisition is an important milestone in our ongoing transformation into a premier Midland Basin focused operator. We have delivered on our goal, as stated after our 2017 acquisition of Bold, to significantly increase our operated acreage and inventory of highly economic locations. With the addition of this especially attractive contiguous acreage to our existing Midland Basin assets, we have positioned Earthstone to capitalize on increased scale and strong asset quality in order to generate significant returns. This contiguous acreage block in the heart of the northern Midland Basin with a deep inventory of high-return drilling locations provides an exciting foundation for growth.”

“We have identified a high-quality de-risked inventory of nearly 500 gross operated locations in the Middle and Lower Spraberry and Wolfcamp A and B formations. The Lower Spraberry and Wolfcamp A supported the valuation while recent results in the Middle Spraberry and Wolfcamp B create the potential for additional upside and inventory expansion. The Sabalo Acquisition adds strong cash flow generation and increases our footprint in the Midland Basin by 69% and includes substantial operated acreage with high working interests. This larger scale of operations combined with being a much bigger company should drive a number of additional benefits as we now have the ability to secure dedicated services and focus on further improving corporate and field-level operating efficiency.”
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(1) Sabalo and Earthstone proved reserves based on Earthstone management internal estimates as of 10/1/2018 and based on NYMEX strip pricing as of 10/1/2018.
(2) Based on estimated net production during the month of September 2018 for Sabalo and the midpoint of third quarter 2018 estimated sales volumes for Earthstone.

“Sabalo’s continuing two rig development program has created significant momentum and driven over a 300% increase in its oil production over the last 12 months. We expect production to continue to increase and our plan is to maintain those two rigs and the single rig we have been operating on our southern Midland Basin acreage since May, 2017. We have a clear line of sight toward being cash flow positive in 2020,” said Mr. Anderson.

2019 Capital Program and Operational Guidance

Based on an assumed closing of the Sabalo Acquisition on January 1, 2019, Earthstone expects full year 2019 production to range from 25,000 to 29,000 Boe/d (~70% oil) with capital expenditures of $425 million to $500 million. This is based on a three-rig program for the full year and a similar level of activity in the Eagle Ford as in 2018. Between the current time and closing of the Sabalo Acquisition, Earthstone expects to maintain one rig full time in the Midland Basin.

Financing and Sources of Funds

Earthstone intends to fund the cash portion of the Sabalo Acquisition with the net proceeds from a combination of:

•	A fully committed $225 million preferred stock issuance (the “Preferred Stock”)

•	An approximately $500 million unsecured senior notes issuance (the “Notes”)

•	A committed amended and restated senior secured revolving credit facility with a minimum initial borrowing base of $475 million (the “Credit Facility”)

In connection with the Sabalo Acquisition, Earthstone entered into a commitment letter dated October 17, 2018 with a consortium of banks to provide a $500 million unsecured bridge facility (the “Bridge”) and the Credit Facility to achieve certainty of financing. Wells Fargo Securities, LLC and RBC Capital Markets are acting as Joint Lead Arrangers on the Credit Facility.  Wells Fargo Securities, LLC, RBC Capital Markets, SunTrust Robinson Humphrey, Inc. and Jefferies Finance LLC are acting as Joint Lead Arrangers on the unsecured bridge facility and Joint Bookrunners on the contemplated senior notes offering. Earthstone also entered into a securities purchase agreement dated October 17, 2018 that provides a commitment to fund the Preferred Stock by certain investment funds managed by EIG Global Energy Partners (“EIG”). EIG is also obligated to fund a $30 million private placement of Class A common stock in the event of a public issuance of at least $60 million of Class A common stock, should such offering occur prior to closing. The Credit Facility, Bridge and Preferred Stock are conditioned upon, amongst other things, the closing of the Sabalo Acquisition.

Approvals

A special committee of independent members of the board of directors of Earthstone (the “Special Committee”) has independently approved and recommended the Sabalo Acquisition to the full board of directors of Earthstone, which has approved the Sabalo Acquisition. The Sabalo Acquisition is further subject to the majority approval of Earthstone stockholders, including a majority of the disinterested stockholders. The Sabalo Acquisition has been approved by the board of managers and members of Sabalo Holdings.

Other Details

Complete details of the terms of the Sabalo Acquisition are set out in the Agreement, which will be filed by Earthstone with the Securities and Exchange Commission (“SEC”) and will be available for viewing under its profile at www.sec.gov or under the investor relations section of Earthstone’s website.

Please refer to Earthstone’s updated investor presentation found on its website for additional information on the Sabalo Acquisition.

Conference Call

Earthstone will host a conference call and webcast to discuss the Sabalo Acquisition on Thursday, October 18, 2018 at 12:00 p.m. Eastern (11:00 a.m. Central). Investors may participate in the conference call via telephone by dialing 877-407-6184 for domestic calls or 201-389-0877 for international calls, in both cases asking for the Earthstone conference. A replay of the call will be available by telephone through Thursday, November 1, 2018 and can be accessed by dialing 877-660-6853 for domestic call or 201-612-7415 for international calls and using the Replay ID: 13684034. A webcast of the live call and replay will be accessible via Earthstone’s website at www.earthstoneenergy.com within the investor relations section under “Events & Presentations.”

Advisors

RBC Capital Markets, LLC acted as financial advisor to Earthstone in connection with the Sabalo Acquisition. Stephens Inc. acted as independent financial advisor and provided a fairness opinion to the Special Committee. Jefferies LLC acted as Earthstone’s sole placement agent in connection with the Preferred Stock. Jefferies LLC acted as sole financial advisor to Sabalo. Legal advisors included Jones & Keller, P.C. for Earthstone, Richards, Layton & Finger, P.A. for the Special Committee and Bracewell LLP for Sabalo.

About Earthstone Energy, Inc.

Earthstone Energy, Inc. is a growth-oriented, independent energy company engaged in the development and operation of oil and natural gas properties. Its primary assets are located in the Midland Basin of west Texas and the Eagle Ford Trend of south Texas. Earthstone is listed on the New York Stock Exchange under the symbol “ESTE.” For more information, visit Earthstone’s website at www.earthstoneenergy.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of such words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “forecast,” “guidance,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. The forward-looking statements include statements about the expected benefits of the Sabalo Acquisition to Earthstone and its stockholders, the anticipated completion of the Sabalo Acquisition or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations. Forward-looking statements are based on current expectations and assumptions and analyses made by Earthstone and its management in light of experience and perception of historical trends, current conditions and expected future developments, as well as other factors appropriate under the circumstances. However, whether actual results and developments will conform to expectations is subject to a number of material risks and uncertainties, including but not limited to: the ability to obtain stockholder and regulatory approvals of the Sabalo Acquisition; the ability to complete the Sabalo Acquisition on anticipated terms and timetable; Earthstone’s ability to integrate its combined operations successfully after the Sabalo Acquisition and achieve anticipated benefits from it; the possibility that various closing conditions for the Sabalo Acquisition may not be satisfied or waived; risks relating to any unforeseen liabilities of Earthstone or Sabalo; declines in oil, natural gas liquids or natural gas prices; the level of success in exploration, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploration and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Earthstone’s credit agreement; Earthstone’s ability to generate sufficient cash flows from operations to meet the internally funded portion of its capital expenditures budget; Earthstone’s ability to obtain external capital to finance exploration and development operations and acquisitions; the ability to successfully complete any potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; uninsured or underinsured losses resulting from oil and natural gas operations; Earthstone’s ability to replace oil and natural gas reserves; and any loss of senior management or technical personnel. Earthstone’s annual report on Form 10-K for the year ended December 31, 2017, quarterly reports on Form 10-Q, recent current reports on Form 8-K, and other SEC filings discuss some of the important risk factors identified that may affect Earthstone’s business, results of operations, and financial condition. Earthstone and Sabalo undertake no obligation to revise or update publicly any forward-looking statements except as required by law.

Additional Information About the Proposed Sabalo Acquisition

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of a vote or proxy.

In connection with the proposed Sabalo Acquisition, Earthstone intends to file with the SEC and mail to its stockholders a proxy statement and other relevant documents in connection with the proposed Sabalo Acquisition. EARTHSTONE URGES INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EARTHSTONE, SABALO, SHAD AND THE PROPOSED SABALO ACQUISITION. Investors and stockholders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement (when it becomes available) may be obtained free of charge from Earthstone’s website at www.earthstoneenergy.com. Investors and stockholders may also read and copy any reports, statements and other information filed by Earthstone, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Earthstone can be obtained free of charge from Earthstone’s website at www.earthstoneenergy.com or by contacting Earthstone by mail at 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas, 77380, or by telephone at (281) 298-4246.

Participants in the Solicitation

Earthstone and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Sabalo Acquisition. Information regarding Earthstone’s directors and executive officers is available in its proxy statement filed with the SEC by Earthstone on April 26, 2018 in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

This release shall not constitute an offer to sell or the solicitation of any offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

Mark Lumpkin, Jr.
Executive Vice President - Chief Financial Officer
281-298-4246 / mark.lumpkin@earthstoneenergy.com

Scott Thelander
Director of Finance
281-298-4246 / scott@earthstoneenergy.com